

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Michael R. Zapata
President and Chief Executive Officer
Schmitt Industries, Inc.
2765 N.W. Nicolai Street
Portland, Oregon 97210

  Re: SCHMITT INDUSTRIES INC
    Registration Statement on Form S-3
    Filed May 2, 2022
    File No. 333-264622

Dear Mr. Zapata:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jordan Nimitz at 202-551-5831 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences